Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Updates Restructuring of IAHGames

TAIPEI, Taiwan, October 7, 2011 – GigaMedia Limited (NASDAQ: GIGM) announced today that as part of the company’s strategic restructuring and new strategic growth plans, its IAHGames operation and Blizzard Entertainment, Inc. have mutually agreed to terminate their distribution partnership under which IAHGames distributed certain Blizzard Entertainment game products in Southeast Asia.

In accordance with the agreement, IAHGames’ commitments under the distribution partnership will be fully terminated after certain obligations of IAHGames have been fulfilled.

IAHGames will redeploy its resources to increase focus on its online game operations in key markets in Southeast Asia.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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